2425 S. Yukon Ave.
Tulsa, Oklahoma 74107
PHONE: (918) 583-2266 · FAX: (918) 583-6094

January 16, 2014

Via EDGAR and Federal Express

Mr. Terence O’Brien
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re:     AAON, Inc.
Form 10-K
Filed March 14, 2013
File No. 0-18953

Dear Mr. O’Brien:

This is AAON, Inc.’s (the Company) response to your correspondence dated January 13, 2014 relating to the Company’s Annual Report on Form 10-K for the year ended December 31, 2012. For ease of reference, each of the Staff’s comments is reproduced below in italics, followed by our response.

Form 10-K for the year ended December 31, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 10

Results of Operations, page 12

1. We have read your response to comment 1 in our letter dated December 9, 2013. Please confirm you will provide quantification regarding increases and decreases in units and pricing, as applicable, beginning with your December 31, 2013 Form 10-K.

Response:
We confirm that we will provide quantification regarding increases and decreases in units and pricing, as applicable, beginning with our December 31, 2013 Form 10-K.

2. We have read your response to comment 3 in our letter dated December 9, 2013. Your discussion of gross profit and results of operations did not address the $1.8 million charge to earnings related to the replacement of sheet metal equipment in the fourth quarter of 2011 or the related income tax effects or future impact of the upgraded equipment. In future filings, please ensure your discussion addresses the material aspects of this and similar decisions and events.

2425 S. Yukon Ave.
Tulsa, Oklahoma 74107
PHONE: (918) 583-2266 · FAX: (918) 583-6094

Response:
The Company acknowledges the Staff's comment and will address the material aspects of the above referenced event and similar decisions and events in future filings.

Please contact the undersigned at (918) 382-6245 if you have any questions or would like additional information in respect to these responses.

Very truly yours,

/s/ Scott Asbjornson
Chief Financial Officer